

April 17, 2012

Via E-Mail
James L. Gallogly, CEO
LyondellBasell Industries N.V.
Weena 737
3013 AM Rotterdam
The Netherlands

> **Re:** **LyondellBasell Industries N.V.**
> **December 31, 2011 Form 10-K filed February 29, 2012**
> **File No.1-34726**

Dear Mr. Gallogly:

We have reviewed the financial statements and related disclosures in your filing and have the following comment. Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response. After reviewing the information you provide in response to this comment, we may have additional comments.

Item 8. Financial Statements

Please clarify for us your basis for excluding the financial statements of LyondellBasell Subholdings and of Lyondell Chemical Co. from your Form 10-K. In this regard we note that such financial statements were included in your S-4 registration statement file number 333-175077. We understand that the assets of LyondellBasell Subholdings secured the registered notes and that Lyondell Chemical Co. was the issuer. Please include any relevant calculations and address the requirements of Articles 3-01 and 3-16 of Regulation S-X.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comment, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Al Pavot, Staff Accountant, at (202) 551-3738 or me at (202) 551-3355 if you have any questions.

Sincerely

/s/ Terence O'Brien

Terence O'Brien
Accounting Branch Chief